Mail Stop 4631
                                                                November 8,
2019


    Shy Datika
    President
    INX Limited
    57/63 Line Wall Road
    Gibraltar, GX11 1AA
    Gibraltar

           Re:    INX Limited
                  Amendment No. 2 to Registration Statement on Form F-1 Filed October 29, 2019
                  File No. 333-233363

    Dear Mr. Datika:

          We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 22, 2019 letter.

    General

    1. We note that INX Tokens will be regulated as securities for purposes of U.S. law. Please explain how INX Tokens will be regulated in foreign jurisdictions, in particular in foreign jurisdictions where you conducted the Original Token Issuance. Further, please explain your intentions with respect to the liquidity and trading of INX Tokens sold offshore in the Original Token Issuance. In this regard, please explain whether you intend to list
           INX Tokens for trading in jurisdictions other than the United States and, if so, how such listings would comply with applicable U.S. securities laws. We note that your current disclosure only addresses your intentions with respect to national securities exchanges and ATSs.
 Shy Datika
INX Limited
November 8, 2019
Page 2

Prospectus Summary

The Offering

Rights of INX Token Holders Upon an Insolvency Event, page 13

2. We note that the Adjusted Operating Cash Flow distribution is a contractual right but its calculation is not self-executing and the board is required to make the distribution after approving the Company's financial statements and calculating the distribution. As requested in prior comment 2 regarding claims of INX Token holders in the event of liquidation, insolvency, etc., please discuss claims of INX Token holder to both declared and undeclared distributions of Adjusted Operating Cash Flow. For example, clarify whether the ranking of an INX Token holder's right to a distribution of Adjusted
       Operating Cash Flow depends on whether a distribution has or has not yet been declared.
       Also as requested in prior comment 2, please make revisions here and on page 33 that correspond to disclosure on page 104 that "INX Token holders will be unsecured creditors of the Company and would therefore rank pari passu with all the other unsecured creditors of the Company."

Participation Right in Adjusted Operating Cash Flow, page 101

3. We note your revision in response to comment 4 on page 103 that you will provide quarterly calculations of your cumulative Adjusted Operating Cash Flow that will be based on your unaudited consolidated quarterly financial statements. Given the importance of this calculation to an investment decision, please revise to disclose the schedule or dates by which you will provide such calculations on Form 6-K. In addition, please update your filing to provide the cumulative Adjusted Operating Cash Flow calculation as of September 30, 2019.

4. We note your revision in response to comment 9 regarding the payment of distributions to holders of tokens in frozen wallets. Please disclose the material terms of how you will
       "set aside the funds" due to INX Token holders, and how you will determine when "such payments may be in violation of the terms and conditions of the INX Token Purchase
       Agreement or applicable law." Your disclosures should clearly explain the basis upon which you would withhold distribution payments, how you would hold and release the funds, and what discretion you would use in the process, given your disclosures that the distribution is the contractual obligation of the company and that the board is required to make the distribution.
 Shy Datika
INX Limited
November 8, 2019
Page 3

        You may contact Lory Empie, Staff Accountant, at (202) 551-3714 or Stephen Kim,
Assistant Chief Accountant, at (202) 551-3291 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at
(202) 551-3783 or, in his absence, Pamela A. Long at (202) 551-3765 with any other questions.


                                                           Sincerely,



                                                           Division of
Corporation Finance
                                                           Office of Finance